FOR IMMEDIATE RELEASE	September 28, 2026

Micromem Announces AGM and Semi-Annual Reporting Opt-In

Toronto, Ontario and New York, New York, September 28, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) announces that it has elected to adopt the semi-annual financial reporting ("SAR") and this news release is being filed pursuant to CSA Coordinated Blanket Order 51-933 Exemptions to Permit Semi-Annual Reporting for Certain Venture Issuers.  As a result, the Company will not file interim financial statements and related documents for its third quarter period ending July 31st. Going forward, Micromem will publish financial results twice a year for the annual period ending on October 31st and for the first six months of its financial year ending on April 30th. The Company anticipates that the transition to SAR will reduce administrative costs and financial burden associated with quarterly reporting. Micromem remains committed to timely disclosure and will report all material changes as required under National Instrument 51-102 - Continuous Disclosure Obligations and the policies of the Canadian Securities Exchange.

The Company also announces it will hold its Annual General Meeting of shareholders (the "AGM") on Thursday, December 10, 2026, at 10:00 a.m. (EST). Micromem will prepare and circulate materials for the AGM in due course.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM) company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued: 668,142,280

SEC File No: 0-26005

Investor Contact: Joseph Fuda, info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com